SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING boston BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG houston LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

June 17, 2013

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock China Fund of BlackRock FundsSM Post-Effective Amendment No. 300 to Registration Statement on Form N-1A (File Nos. 33-26305 and 811-05742)

Ladies and Gentlemen:

On behalf of BlackRock FundsSM (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 300 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to its portfolio, BlackRock China Fund (the “Fund”). The Registration Statement is being filed to revise the Fund’s prospectus to include the amended investment objective, strategies and risk factors. The Fund will change its name to BlackRock Emerging Markets Dividend Fund. The Registration Statement also contains an updated Statement of Additional Information relating to the Fund.

In Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

In that regard, reference is made to Post-Effective Amendment No. 295 to the Registration Statement on Form N-1A of the Trust on behalf of BlackRock Emerging Market Allocation Portfolio, which was originally filed as Post-Effective Amendment No. 271 with the Commission on January 30, 2013 and became effective on May 16, 2013 (the “Prior Filing”). The disclosure in the Fund’s Prospectus and Part I of its Statement of Additional Information is substantively identical to the Prior Filing with respect to the following matters:

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Prospectus:

•	Account Information
•	Management of the Fund
•	General Information
•	For More Information

Statement of Additional Information – Part I:

•	Information on Trustees and Officers
•	Management and Advisory Arrangements
•	Information on Sales Charges and Distribution Related Expenses
•	Computation of Offering Price
•	Portfolio Transactions and Brokerage
•	Additional Information

Part II of the Fund’s Statement of Additional Information is substantially identical to that contained in the Prior Filing.

We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

Please direct any communications relating to this filing to the undersigned at (212) 839-5856.

Very truly yours,

/s/ Gladys Chang

Gladys Chang

Enclosures

cc:	John A. MacKinnon Benjamin Archibald Gregory Daddario

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